INDIE GROWERS ASSOCIATION

311 Division Street Carson City, NV 89703

October 21, 2015

Pamela Howell

Office of Beverages, Apparel, and Mining

US Securities and Exchange Commission

Washington, DC    20549

Dear Ms. Howell:

RE:

Form 10-K for the Fiscal Year Ended March 31, 2015 Filed July 15, 2015

Amendment No. 1 to Form 10-K for the Fiscal Year Ended March 31, 2015 Filed August 20, 2015

File No. 000-54091

1.

In response to your final comment, we will add the following note to the previously submitted table in section (a) Security Ownership of Certain Beneficial Owners of Item 12 as follows:

Note 3: As a director of Lexington and the majority shareholder of Lexington’s parent company, Mr. C. William Lehner has voting and investment control over Lexington.  Mr. Lehner may be reached c/o Lexington at the above listed address.

2.

Further to my enquiry regarding the procedure for changing the company’s SIC code from 1000 (Metal Mining) to 6519 (Lessors of Real Property), I could not find any information on sec.gov but found the following on the website of a 3rd party EDGAR Filer:

To update a company EDGAR profile with a new SIC code, you must contact the SEC Division of Corporation Finance. The current contact is Tom Sanders at 202-551-3526. To make the request, you will need to leave a voice mail message that includes your name, company name, CIK number, the current SIC code and the new SIC code as well as your telephone number. After the request has been processed, the EDGAR profile will be updated with the new SIC after a filing has been submitted to EDGAR.

Please confirm if these are valid instructions.

Finally, we acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert Coleridge

__________________________

Robert Coleridge, President